SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. CNPJ/MF nº  00.108.786/0001-65 NIRE nº  35.300.177.240

Publically Traded Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

NET Serviços de Comunicação S.A. (“NET” or “Company”) pursuant to paragraph 4 of article 157 of Law 6,404/76, and Rule 358/02 of the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários - “CVM”), hereby announces that Embratel Participações S.A. (“Embrapar”) announced in its Statement of Material Fact dated Septmber 14, 2012  that  it had reached an agreement with Globo Comunicação e Participações S.A. (“Globo”) with respect to the terms and conditions to restructure its equity interest, held by Embrapar, by its subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and by Globo, in the capital of GB Empreendimentos e Participações S/A (“GB”) and NET (the “Transaction”).

The implementation of the Transaction shall initially take place through GB’s partial spin-off, with the subsequent merger of the spun-off assets, composed exclusively of NET shares, with an existing entity, EG Participações S.A., a corporation headquartered in the City and State of Rio de Janeiro at Rua Regente Feijó 66, 16th floor, CEP 20060-060, registered in the Corporate Taxpayer Registry of the Ministry of Finance under CNPJ/MF No. 15.637.676/0001-68 (“EG”), whose controlling shareholder is and shall continue to be Embrapar, with Globo participating as a minority shareholder as a result of the Transaction.

The parties to the Transaction have further agreed that the NET shares directly held by Embrapar and Embratel shall be contributed to GB, a company controlled by Embrapar and holder of the Company’s majority voting capital, as a capital increase.

In the context of the Transaction, it was further agreed that the terms and conditions of the existing GB’s shareholders agreement shall continue to govern the relationship between Embrapar and Globo, which shall also apply to EG until the time that a new shareholders agreement between EG and NET, currently being reviewed by ANATEL for compliance with the regulatory requirements of Law 12,485/11 and is duly approved.

Finally, in compliance with the provisions set forth in Article 12 of CVM’s Normative Instruction No.  358/02, by virtue of this Transaction, the Company hereby announces that: (a) GB will hold 89,446,769 common shares and 223,080,448 preferred shares issued by NET corresponding to 78.15% of its voting capital and 97.63% of its nonvoting capital; and (b) EG will hold 14,080,704 common shares issued by NET corresponding to 12.30% of its voting capital.

São Paulo, September 17, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

Managing Director and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 17, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.